Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following article was released on Yahoo! Finance on December 13, 2021. A copy of the article and social media posts relating to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Yahoo! Finance Article

AI Meets Solar: Join Founder & CEO of Heliogen in Fireside Chat Dec 17 at 11AM ET

IPO Edge

Mon, December 13, 2021, 3:46 PM·2 min read

IPO Edge and the Palm Beach Hedge Fund Association will host a fireside chat with the Founder & CEO of Heliogen, Inc. on Friday, Dec. 17 at 11am ET to discuss the pending business combination with Athena Technology Acquisition Corp. (NYSE: ATHN), business outlook and future plans for growth, and Heliogen’s AI-enabled concentrated solar power systems. The live event will feature Heliogen Founder & CEO Bill Gross joined by IPO Edge Editor-in-Chief John Jannarone and Editor-at-Large Jarrett Banks in a moderated video session lasting approximately 60 minutes and including a Q&A with the audience.

To register, CLICK HERE

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: heliogen.com/investor-center/.

Mr. Gross will discuss:

●	Business outlook and plans for growth following business combination with Athena Technology Acquisition Corp. (NYSE: ATHN)

●	Heliogen’s proven AI-enabled concentrated solar power technology and its role in replacing fossil fuels and powering industry with near-24/7 available renewable energy

●	HelioHeat providing carbon-free, ultra-high temperature heat to power heavy industrial processes

●	HelioPower providing power made from sunlight using supercritical CO2turbines to power industrial facilities, data centers, and mining operations

●	HelioFuel providing clean fuels like green hydrogen that can be used to power industry and as fuel in transportation, heavy equipment, and household heating

About the Speakers:

Bill Gross is the Founder and CEO of Heliogen. Bill is the founder of more than 150 companies over the last 30 years. Bill has a mechanical engineering degree from Caltech and his specialty is solar energy.

II.	LinkedIn Post

The linked article appears above under Section I.

III.	Twitter Posts

The linked article appears above under Section I.

IV.	Instagram Posts

The linked article appears above under Section I.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the Special Meeting. The combined proxy statement/prospectus relating to the proposed business combination will be mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924- 0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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